Exhibit 99.2

PRIMA BIOMED

Nasdaq: PBMD, ASX:PRR

Detailed Backgrounder

Presentation

27 February 2015

Marc Voigt (CEO) and Stuart Roberts (Global Head of IR)

www.primabiomed.com.au

PRIMA BIOMED

Nasdaq: PBMD, ASX:PRR

Immuno-Oncology: A cancer treatment Revolution

Our LAG-3 programs: An important part of the Revolution

Beneficiaries: Patients…and our shareholders

27 February 2015 Detailed Backgrounder Presentation Marc Voigt (CEO) and Stuart Roberts (Global Head of IR) www.primabiomed.com.au

Notice: Forward Looking Statements

The purpose of the presentation is to provide an update of the business of Prima BioMed Ltd ACN 009 237 889 (ASX:PRR; NASDAQ:PBMD; Deutsche Börse:YP1B.DE). These slides have been prepared as a presentation aid only and the information they contain may require further explanation and/or clarification. Accordingly, these slides and the information they contain should be read in conjunction with past and future announcements made by Prima BioMed and should not be relied upon as an independent source of information. Please refer to the Company’s website and/or the Company’s filings to the ASX and SEC for further information.

The views expressed in this presentation contain information derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. Any forward looking statements in this presentation have been prepared on the basis of a number of assumptions which may prove incorrect and the current intentions, plans, expectations and beliefs about future events are subject to risks, uncertainties and other factors, many of which are outside Prima BioMed’s control. Important factors that could cause actual results to differ materially from assumptions or expectations expressed or implied in this presentation include known and unknown risks. Because actual results could differ materially to assumptions made and Prima BioMed’s current intentions, plans, expectations and beliefs about the future, you are urged to view all forward looking statements contained in this presentation with caution. This presentation should not be relied on as a recommendation or forecast by Prima BioMed. Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell shares in any jurisdiction.

27 February 2015 Detailed Backgrounder Presentation

Marc Voigt (CEO) and Stuart Roberts (Global Head of IR)

www.primabiomed.com.au

PRIMA BIOMED

Nasdaq: PBMD, ASX:PRR

Prima BioMed is changing

- Between 2001 and 2014 we developed a cancer vaccine called CVacTM, which generated favourable clinical data in second-remission ovarian cancer

- In late 2014 we acquired Paris-based Immutep (Dec. 2014), focused on the immune checkpoint receptor LAG-3

- In 2015 we will concentrate on LAG-3 related development and aim to partner CVac without additional clinical trials

27 February 2015 Detailed Backgrounder Presentation

Marc Voigt (CEO) and Stuart Roberts (Global Head of IR)

www.primabiomed.com.au

PRIMA BIOMED

Nasdaq: PBMD, ASX:PRR

Prima BioMed today

- A cancer drug development company focused mainly on immuno-oncology, arguably the hottest area of oncology today

- A global company with talent in Europe, the US, and Australia

- A company with a dominant position in what we think is the next big immuno-oncology target, LAG-3, putting us on track to develop a future blockbuster drug

- The Immutep portfolio has multiple partnerships including with GSK and Novartis

27 February 2015 Detailed Backgrounder Presentation

Marc Voigt (CEO) and Stuart Roberts (Global Head of IR)

www.primabiomed.com.au

PRIMA BIOMED

Nasdaq: PBMD, ASX:PRR

In this presentation …

LAG-3 – The Next Big Immune Checkpoint Target

– Slide 7

Why we are ceasing clinical development of our cancer vaccine – Slide 34

Why invest in Prima? – Slide 43

27 February 2015 Detailed Backgrounder Presentation

Marc Voigt (CEO) and Stuart Roberts (Global Head of IR)

www.primabiomed.com.au

PRIMA BIOMED

Nasdaq: PBMD, ASX:PRR

LAG-3: THE NEXT BIG IMMUNE

CHECKPOINT TARGET …

27 February 2015 Detailed

Backgrounder Presentation

Marc Voigt (CEO) and Stuart Roberts

(Global Head of IR)

www.primabiomed.com.au

PRIMA BIOMED

Nasdaq: PBMD, ASX:PRR

The Immuno-Oncology Revolution is here

- Yervoy® (ipilimumab) from BMS, targeting CTLA-4, FDA approved in March 2011 and now a billion dollar drug

- Keytruda® (pembrolizumab), from Merck & Co., targeting PD-1, FDA approved in September 2014

- Opdivo® (nivolumab) from BMS, another PD-1 inhibitor, FDA approved December 2014

- Very good data (with the right patients) means the race is on for other immuno-oncology drugs

27 February 2015 Detailed Backgrounder Presentation

Marc Voigt (CEO) and Stuart Roberts (Global Head of IR)

www.primabiomed.com.au

PRIMA BIOMED

Nasdaq: PBMD, ASX:PRR

Immuno-Oncology will create blockbusters

- Oncology is world‘s largest drug class - US$67bn in

2013 (source: IMS)

- Immuno-Oncology – potentially US$35bn market by

2025 (Citi Research, May 2013)

- Success stories like Rituxan® (US$6.2bn in 2013 sales), Avastin® ($5.7bn) and Herceptin® ($5.2bn) point to positive reception for future immunotherapies – and breakthroughs make blockbusters

27 February 2015 Detailed Backgrounder Presentation

Marc Voigt (CEO) and Stuart Roberts (Global Head of IR)

www.primabiomed.com.au

PRIMA BIOMED

Nasdaq: PBMD, ASX:PRR

Pharma companies are now positioning to benefit…

- Roche/immatics, November 2013 – Collaboration on various vaccines for US$17m upfront and milestones >US$1bn

- BMS / Five Prime, March 2014 – $20m upfront, $21m equity stake, $9.5m in research payments, $300m in milestones for drugs targeting two immune checkpoint pathways

- Boehringer Ingelheim / CureVac, September 2014 – €35m upfront and €430m in milestones for cancer vaccine

27 February 2015 Detailed Backgrounder Presentation

Marc Voigt (CEO) and Stuart Roberts (Global Head of IR)

www.primabiomed.com.au

PRIMA BIOMED

Nasdaq: PBMD, ASX:PRR

Pharma companies are now positioning to benefit…

- Celgene / Sutro, October 2014 – $95m upfront (including equity stake), $90m in research payments and $1bn in milestones for PD-1 and PD-L1 drugs

- Pfizer / Merck KGaA, November 2014 – US$550m upfront and $2bn milestones for anti-PD-L1 antibody at Phase I

27 February 2015 Detailed Backgrounder Presentation

Marc Voigt (CEO) and Stuart Roberts (Global Head of IR)

www.primabiomed.com.au

PRIMA BIOMED

Nasdaq: PBMD, ASX:PRR

There are two basic trends to the Immuno-Oncology Boom

- Trend 1 – Development of new immuno-

oncology targets (eg Various PD-L1 drugs in development from Roche, AstraZeneca and Merck Serono)

- Trend 2 – Combinations of existing immuno-

oncology drugs (eg Lilly trialling Alimta® and Cyramza® as well as EGFR-targeting necitumimab with Keytruda®)

- We benefit from both trends

27 February 2015 Detailed Backgrounder Presentation

Marc Voigt (CEO) and Stuart Roberts (Global Head of IR)

www.primabiomed.com.au

PRIMA BIOMED

Nasdaq: PBMD, ASX:PRR

LAG-3 is one of the ‘Big Six’ immuno-oncology targets

This is where most immuno-oncology action has been to date

PD-1/PD-L1

CTLA-4

OX40

This is PRR’s target

LAG-3 TIM-3 GITR

27 February 2015 Detailed Backgrounder Presentation

Marc Voigt (CEO) and Stuart Roberts (Global Head of IR)

www.primabiomed.com.au

PRIMA BIOMED

Nasdaq: PBMD, ASX:PRR

14

LAG-3 involved in both Treg and Tumour-specific T cell function



Tumor
IL-6, IL-10, VEGF
DC/MΦ
Maturation/ activation
B7-H3
B7-H4
PD-L1/2
CD40
PD-1
LAG-3
CTLA-4
TGFβ
PD-L1/2
CD40
Effective anti-tumor activity
IL10, TGFβ
IDO Arginase
B7-H4
MDSC
T reg cell
PD-1
LAG-3
TIM3
CD137
OX40
CD27
Tumor-specific CTL

Source: Pardoll and Drake J Exp Med. 2012 Feb 13; 209(2): 201–209.

27 February 2015 Detailed Backgrounder Presentation
Marc Voigt (CEO) and Stuart Roberts (Global Head of IR)
www.primabiomed.com.au

PRIMA BIOMED

Nasdaq: PBMD, ASX:PRR

What is LAG-3?

- LAG-3 (CD223) - “Lymphocyte Activation Gene 3” - expressed on activated T cells, NK cells, B cells and dendritic cells

- LAG-3 is a ligand for MHC class II molecules

- On T cells, LAG-3 is an inhibitory receptor that down-modulates their proliferation and activation. This happens when LAG-3/MHC

Class II co-caps with CD3/TCR complex

- Since LAG-3 is widely expressed on T-cells infiltrating human tumours, it is a prime target for an immune checkpoint blocker alongside CTLA-4 and PD-1, with which it is functionally similar

- On dendritic cells LAG-3 is an activator, causing increased antigen presentation when it binds to MHC Class II

27 February 2015 Detailed Backgrounder Presentation

Marc Voigt (CEO) and Stuart Roberts (Global Head of IR)

www.primabiomed.com.au

PRIMA BIOMED

LAG-3 is promising as a drug target

- LAG-3 is expressed on multiple tumour-infiltrating lymphocytes (Eur. J. Cancer. 2001;37:1709–1718)

- LAG-3 works by direct effects on CD8+ T cells (J Clin Invest. 2007 Nov;117(11):3383-92.)

- Dual targeting of LAG-3 and PD-1 is synergistic in vitro and in vivo (Proc Natl Acad Sci U S A. 2010 Apr 27;107(17):7875-80; Cancer Res. 2012 Feb 15;72(4):917-27)

- LAG-3 seems to be vital for Treg functioning (PLoS One. 2014 Nov 5;9(11):e109080.)

27 February 2015 Detailed Backgrounder Presentation

Marc Voigt (CEO) and Stuart Roberts (Global Head of IR)

www.primabiomed.com.au

PRIMA BIOMED

We lead the LAG-3 field …

- Professor Frédéric Triebel discovered LAG-3 in 1990 (See J Exp Med. 1990 May 1;171(5):1393-405.)

- Triebel et. al., as part of a collaboration between Institut Gustave Roussy and Merck Serono, established over the decade to 2001 LAG-3’s mechanism of action in T cells and dendritic cells.

- Immutep was formed in Paris in 2001 to develop LAG-3 as a cancer and autoimmune disease target - We acquired Immutep in late 2014 for US$25m(US$18m cash, with $10.8m upfront plus $3m shares and $4m warrants)

- Professor Triebel is now our Chief Scientific and Medical Officer and continues to oversee his lab

27 February 2015 Detailed Backgrounder Presentation

Marc Voigt (CEO) and Stuart Roberts (Global Head of IR)

www.primabiomed.com.au

PRIMA BIOMED

Nasdaq: PBMD, ASX:PRR

LAG-3 has lagged PD-1 and CTLA-4, but our time has now come

- Immutep was a small, venture-backed company with limited resources

- Initial Phase II data wasn’t generated until 2010

- The Immuno-Oncology Revolution only started with Yervoy in 2011…

- …but since 2011 global search for other Immuno -Oncology targets has heightened interest in LAG-3 and our products

- After >15 years work by Triebel et. al., we are well positioned

27 February 2015 Detailed Backgrounder Presentation

Marc Voigt (CEO) and Stuart Roberts (Global Head of IR)

www.primabiomed.com.au

PRIMA BIOMED

Nasdaq: PBMD, ASX:PRR

Pharma is already looking at LAG-3

- Bristol-Myers Squibb (BMS) is in Phase I with anti-LAG-3 monoclonal antibody called BMS-986016

- BMS is developing LAG-3 antibodies in combination with PD-1 inhibitors (see NCT01968109 at clinicaltrials.gov)

- This is distinct from PRR’s soluble LAG-3, as mechanisms of action are different

- Novartis licensed LAG-3 antibodies from us and are pre-clinical

- PRR expects other Big Pharma players to be looking at LAG-3 – it’s a validated target

27 February 2015 Detailed Backgrounder Presentation

Marc Voigt (CEO) and Stuart Roberts (Global Head of IR)

www.primabiomed.com.au

PRIMA BIOMED

Nasdaq: PBMD, ASX:PRR

We own three main LAG-3 technologies …

- IMP321 – soluble LAG-3 protein for cancer

- IMP731 – LAG-3 depleting antibody for autoimmune diseases (licensed to GSK)

- IMP701 – LAG-3 antagonist antibody for cancer (licensed to Novartis)

27 February 2015 Detailed Backgrounder Presentation

Marc Voigt (CEO) and Stuart Roberts (Global Head of IR)

www.primabiomed.com.au

PRIMA BIOMED

Nasdaq: PBMD, ASX:PRR

… two of which have reached the clinic …

Phase I Phase IIa Phase IIb Phase III

Our partners

IMP321 Cancer EDDING

PHARM

GSK2831781 Autoimmune diseases GSK

IMP701 Cancer NOVARTIS

27 February 2015 Detailed Backgrounder Presentation

Marc Voigt (CEO) and Stuart Roberts (Global Head of IR)

www.primabiomed.com.au

PRIMA BIOMED

Nasdaq: PBMD, ASX:PRR

… all of which have significant partners

One of the fastest-

EDDING growing specialty

IMP321 PHARM pharmas in China

GSK World’s 6th largest

IMP731 pharma*

World’s largest

NOVARTIS pharma*

IMP701

* Ranked by Rx sales for 2013 (source:

PharmaExec50 list, June 2014)

27 February 2015 Detailed Backgrounder Presentation

Marc Voigt (CEO) and Stuart Roberts (Global Head of IR)

www.primabiomed.com.au

PRIMA BIOMED

Nasdaq: PBMD, ASX:PRR

Our basic strategy for LAG-3

- Hold upside in markets outside China for soluble LAG-3 (IMP321), with its unique mechanism of in cancer

- Benefit from antibodies to LAG-3 through commercial partnerships

27 February 2015 Detailed Backgrounder Presentation

Marc Voigt (CEO) and Stuart Roberts (Global Head of IR)

www.primabiomed.com.au

PRIMA BIOMED

Nasdaq: PBMD, ASX:PRR

IMP321 is soluble LAG-3

- A soluble dimeric recombinant form of LAG-3 (ie fusion protein with immunoglobulin), designed to activate Antigen Presenting Cells. Protein is highly stable and has high affinity for its target

- Induces activation of dendritic cell and monocytes, from which T cell expansion follows (J Immunol. 2008 Mar 15;180(6):3782-8)

- Phase IIa data in metastatic breast cancer suggests that IMP321 works as a chemo-immunotherapeutic, where chemotherapy creates tumour debris, and IMP321 increases activation of APCs as they take up that debris

- We also believe that IMP321 at low doses can be used as a T cell adjuvant for cancer vaccines (Clin Cancer Res. 2008 Jun 1;14(11):3545-54)

27 February 2015 Detailed Backgrounder Presentation

Marc Voigt (CEO) and Stuart Roberts (Global Head of IR)

www.primabiomed.com.au

PRIMA BIOMED

Nasdaq: PBMD, ASX:PRR

APC-based Mechanism of Action -IMP321 gives us competitive advantage

- Antibodies to LAG-3 upregulate T-cell proliferation and activation, just like antibodies to PD-1 and CTLA-4, however…

- Soluble LAG-3 can increase activation of APCs as they take up tumor debris after chemotherapy – the existing checkpoint molecules can‘t do this

- This suggests that soluble LAG-3 therapy has less risk of immune-related adverse events, and is also synergistic with

PD-1 inhibition

27 February 2015 Detailed Backgrounder Presentation

Marc Voigt (CEO) and Stuart Roberts (Global Head of IR)

www.primabiomed.com.au

PRIMA BIOMED

Nasdaq: PBMD, ASX:PRR

IMP321 showed promise at Phase Ib

in mRCC (Clin Cancer Res. 2009 Oct 1;15(19):6225-31)

- N = 21, open label study in metastatic renal cell carcinoma with

IMP321 as a monotherapy

- Sustained CD8 T-cell activation, plus greater % effector-memory

CD8 T cells in all patients at doses above 6 mg / injection

- 7 of 8 evaluable patients dosed 6 mg had stable disease at 3 months compared with only 3 of 11 at lower dose (P = 0.015).

27 February 2015 Detailed Backgrounder Presentation

Marc Voigt (CEO) and Stuart Roberts (Global Head of IR)

www.primabiomed.com.au

PRIMA BIOMED

Nasdaq: PBMD, ASX:PRR

IMP321 doubled response rate in metastatic breast cancer Phase IIa

Response rate (RECIST criteria)

60%

50%

40%

30%

20%

10%

0%

IMP321+paclitaxel Paclitaxel

- N = 30, open label study in HER-2 negative metastatic breast cancer patients

- 50% response rate, with stable disease in

another 40% (Journal of Translational Medicine 2010. 8:71-82).

- Expected response rate ~23% (cf. ECOG 2100 study for

paclitaxel, n = 273, see J Clin Oncol. 2009 Oct 20; 27(30): 4966–4972)

- Result over historic controls has high statistical significance - p=0.005.

27 February 2015 Detailed Backgrounder Presentation

Marc Voigt (CEO) and Stuart Roberts (Global Head of IR)

www.primabiomed.com.au

PRIMA BIOMED

Nasdaq: PBMD, ASX:PRR

IMP321 goes back to the clinic this year

- Drug has been manufactured by WuXi-AppTec in China

- Randomised, double-blind placebo-controlled Phase IIb study in first-line metastatic breast cancer, initiates 2H15. This trial, comparing IMP321+placlitaxel vs paclitaxel alone, will mainly take place in EU

- Pilot Phase I study in an immuno-oncology combination is planned to start in Q42015. This trial will mainly take place in US

27 February 2015 Detailed Backgrounder Presentation

Marc Voigt (CEO) and Stuart Roberts (Global Head of IR)

www.primabiomed.com.au

PRIMA BIOMED

Nasdaq: PBMD, ASX:PRR

IMP321 is partnered with Eddingpharm in China

- Immutep licensed rights for China and Taiwan to Eddingpharm in October 2013 (for undisclosed milestones and royalties)

- Eddingpharm is a leading specialty pharmaceutical company in China, focused on clinical nutrition, oncology, antibiotics, and respiratory system drugs.

- China‘s drug market is one of the world‘s fastest-growing

27 February 2015 Detailed Backgrounder Presentation

Marc Voigt (CEO) and Stuart Roberts (Global Head of IR)

www.primabiomed.com.au

PRIMA BIOMED

Nasdaq: PBMD, ASX:PRR

GSK

IMP731 for autoimmune diseases

- Dec. 2010: GlaxoSmithKline licensed from Immutep rights to develop LAG-3 depleting antibodies for autoimmune disease - 64m total deal package

(~A$118m)

- GSK2831781 is currently in first time in human clinical trials (see NCT02195349 at clinicaltrials.gov).

27 February 2015 Detailed Backgrounder Presentation

Marc Voigt (CEO) and Stuart Roberts (Global Head of IR)

www.primabiomed.com.au

PRIMA BIOMED

IMP731 for autoimmune diseases

- In January 2015, Prima announced a single-digit million dollar milestone for GSK’s Phase I study commencement

- A tuberculin-induced DTH model in primates (a surrogate model of psoriasis inflammation), showed that a single injection of a depleting LAG-3 mAb prevented Th1-driven skin inflammation (Clin

Exp Immunol. 2011 May; 164(2): 265–274)

GSK’s investigational product aims to kills the few activated LAG-3+

T cells that are auto-reactive in autoimmune disease leading to long term disease control

27 February 2015 Detailed Backgrounder Presentation

Marc Voigt (CEO) and Stuart Roberts (Global Head of IR)

www.primabiomed.com.au

PRIMA BIOMED

NOVARTIS

IMP701 is partnered with Novartis

- IMP701 is an anti-LAG-3 antibody which blocks LAG-3-mediated immune down-regulation.

- 2012: US biotech CoStim licensed LAG-3 antagonists for cancer from Immutep

- Feb. 2014: Novartis bought CoStim for undisclosed sum

27 February 2015 Detailed Backgrounder Presentation

Marc Voigt (CEO) and Stuart Roberts (Global Head of IR)

www.primabiomed.com.au

PRIMA BIOMED

Nasdaq: PBMD, ASX:PRR

Intellectual property

- Our LAG-3 intellectual property is covered by 11 patent families exclusively owned or licensed by Immutep (See, for example,

WO/2009/044273 and WO/2008/132601)

- Claims cover LAG-3 protein and extracellular domains as well as antibodies directed to LAG-3

- Specifically the gene, proteins and polypeptides required to derive Immutep’s entire product range are protected

- Patents covering IMP321+chemo have an estimated 2028 expiry

27 February 2015 Detailed Backgrounder Presentation

Marc Voigt (CEO) and Stuart Roberts (Global Head of IR)

www.primabiomed.com.au

PRIMA BIOMED

WHY WE ARE CEASING CLINICAL DEVELOPMENT OF OUR CANCER VACCINE

Cvac

Cvac

27 February 2015 Detailed

Backgrounder Presentation

Marc Voigt (CEO) and Stuart Roberts

(Global Head of IR)

www.primabiomed.com.au

PRIMA BIOMED

Nasdaq: PBMD, ASX:PRR

CVac: Cancer vaccine

CVac is ex vivo dendritic cell priming with a mannan+MUC1 fusion protein

MUC1 is cell surface protein overexpressed in epithelial tumours, most notably ovarian and pancreatic (>80%)

Oxidised mannan as adjuvant is designed to be taken up by dendritic cells

Phase II CAN-003 study in ovarian cancer inconclusive for CVac at interim PFS for all comers in 2013, but for second-remission patients worked well

27 February 2015 Detailed Backgrounder Presentation

Marc Voigt (CEO) and Stuart Roberts (Global Head of IR)

www.primabiomed.com.au

PRIMA BIOMED

Nasdaq: PBMD, ASX:PRR

We have been reviewing CVac since October

- Our general priority for CVac in late 2014 was “Active management of clinical development program to ensure best potential clinical benefit and optimal capital allocation” *

- We indicated that we intended to “review the CAN-004A trial in the light of the CAN-003 results, the Immutep acquisition and the clinical development priorities of IMP321, CAN-004B and CAN-301” *

* See AGM presentation, 14 November 2014, slide 17

27 February 2015 Introductory Corporate Presentation

Marc Voigt (CEO) and Stuart Roberts (Global Head of IR)

www.primabiomed.com.au

PRIMA BIOMED

CVac: Our basic thesis seems correct

CVac has shown >10 month interim overall survival advantage in second remission patients

Months Overall Survival

38

36

34

32

30

28

26

24

CVac Standard of care

- Thesis: CVac will generate a MUC1-specific T cell response in ovarian cancer

- Position: Maintenance therapy

- Overall survival, CAN-003 study showed interim overall survival advantage for second remission patients, trending towards significance (n=20, treatment 36 months, median not reached, control median 25.5 months, p=0.07)

- To come: CAN-003 final Overall Survival likely in mid-2015

27 February 2015 Detailed Backgrounder Presentation

Marc Voigt (CEO) and Stuart Roberts (Global Head of IR)

www.primabiomed.com.au

PRIMA BIOMED

Nasdaq: PBMD, ASX:PRR

However…

- Despite the promising nature of CVac, and cancer vaccines generally, their clinical development is much more complex and costly than drugs like Yervoy and Keytruda.

- As a small biotech company we have to focus our attention and investment on the lower cost, higher potential opportunities, which have the best chance of creating blockbusters

- For Prima in 2015, the lower cost, higher potential opportunities lie in LAG-3

- As a consequence we are ceasing recruitment into CVac‘s CAN-004B study with second remission ovarian cancer and CAN-301 study with pancreatic cancer

27 February 2015 Introductory Corporate Presentation

Marc Voigt (CEO) and Stuart Roberts (Global Head of IR)

www.primabiomed.com.au

PRIMA BIOMED

We continue to benefit from CVac

- The CAN-003 final Overall Survival number is coming later in 2015

- We remain partnered with Neopharm for Israel / Palestinian territories

- PRR’s efficient manufacturing and logistics platform for cellular therapy has the potential to be monetised through business development transactions

- CVac has Orphan Drug status in the EU and US, reducing intellectual property risk. As a biological it also benefits from 12 years data exclusivity in the US under PPACA (ie Obama healthcare reforms)

- We believe that partnering opportunities may emerge

27 February 2015 Introductory Corporate Presentation

Marc Voigt (CEO) and Stuart Roberts (Global Head of IR)

www.primabiomed.com.au

PRIMA BIOMED

In the future, CVac has potential

(even though we’re not running this race right now)

Quarterly Provenge® revenue for Dendreon (USDM)

90

80

70

60

50

30

20

10

0

Jun-10

Sep-10

Dec-10

Mar-11

Jun-11

Sep-11

Dec-11

Mar-12

Jun-12

Sep-12

Dec-12

Mar-13

Jun-13

Sep-13

Dec-13

Mar-14

Jun-14

Sep-14

Dec-14

- Provenge® 2014 US$304m net product revenue, up 7% - 4Q14: Cash-flow break-even

- Nov. 2014: Dendreon’s Chapter 11 was for financial structure, not business

- Feb. 2014. Valeant (world’s No. 34 pharma company) acquired Provenge for US$400m

27 February 2015 Introductory Corporate Presentation

Marc Voigt (CEO) and Stuart Roberts (Global Head of IR)

www.primabiomed.com.au

PRIMA BIOMED

So why are we are ceasing CVac clinical development?

- As noted above, cancer vaccines are more complex and costly to develop and produce and therefore more expensive than checkpoint inhibitor drugs

- We will lower our cost base significantly, to ~A$700,000 per month (from A$1.1m)

- We will seek to retain upside through future business develoment activity

- We believe, in the light of recent launches of immuno-oncology launches (ie Yervoy, Keytruda and Opdivo), that there is much more upside in LAG-3

27 February 2015 Introductory Corporate Presentation

Marc Voigt (CEO) and Stuart Roberts (Global Head of IR)

www.primabiomed.com.au

PRIMA BIOMED

GOING FORWARD …

Future

Past

27 February 2015 Introductory Corporate Presentation

Marc Voigt (CEO) and Stuart Roberts (Global Head of IR)

www.primabiomed.com.au

PRIMA BIOMED

Nasdaq: PBMD, ASX:PRR

WHY INVEST IN PRIMA?

27 February 2015 Detailed

Backgrounder Presentation

Marc Voigt (CEO) and Stuart Roberts

(Global Head of IR)

www.primabiomed.com.au

PRIMA BIOMED

Nasdaq: PBMD, ASX:PRR

Five reasons to invest

- Depth: Change from single-asset to multi-product company

- Important market space. Immuno-oncology is the most important area of cancer R&D today.

- Superior technology: With LAG-3, we are in a strong position within the emerging immuno-oncology drug class

- Partnerships: GSK, Novartis and Eddingpharm collaborations have potential to deliver mid-term milestones

- Leadership: Strong board and management plus impressive clinical and scientific advisors

27 February 2015 Detailed Backgrounder Presentation

Marc Voigt (CEO) and Stuart Roberts (Global Head of IR)

www.primabiomed.com.au

PRIMA BIOMED

PRR is least expensive of our

peer group (25/2/2015 close)

USDm market capitalisation

5,000

4,500

4,000

3,500

3,000

2,500

2,000

1,500

1,000

500

0

Median US$241m

PRR US$42m

Juno Therapeutics

Kite Pharma

Celldex Therapeutics

Ziopharm Oncology

NewLink Genetics

MacroGenics

Bavarian Nordic

Five Prime Therapeutics

Bellicum Pharmaceuticals

Innate Pharma

Northwest Biotherapeutics

Immune Design

Agenus

Lion Biotechnologies

Stemline Therapeutics

Peregrime Pharmaceuticals

Galena Biopharma

Advaxis

Argos Therapeutics

Affirmed

NeoStem

Mologen

Scancell

Coronado Biosciences

Galectin Therapeutics

Cell-Sci

Trillium Therapeutics

Medigene

Oncolytics Biotech

Immunovaccine

Prima BioMed

27 February 2015 Detailed Backgrounder Presentation

Marc Voigt (CEO) and Stuart Roberts (Global Head of IR)

www.primabiomed.com.au

PRIMA BIOMED

We are a global company

- Directors: Lucy Turnbull AO (Chairman), Albert Wong, Marc Voigt, Dr Russell Howard (ex Maxygen),

Pete Meyers (ex Deutsche Bank, now TetraLogic CFO)

- Senior management: Marc Voigt (CEO), Deanne Miller (General Counsel), Professor Frédéric Triebel (CSO), Sharron Gargosky (CTO)

Lucy Turnbull AO, Sydney

Marc Voigt, Berlin

Pete Meyers, Philadelphia

27 February 2015 Detailed Backgrounder Presentation

Marc Voigt (CEO) and Stuart Roberts (Global Head of IR)

www.primabiomed.com.au

PRIMA BIOMED

Coming up in 2015 …

- Start of Phase IIb with IMP321

- Start of immuno-combination study with IMP321

- Start of Phase I for IMP701

- Continued expansion of intellectual property

- R&D for new products

- CAN-003 final Overall Survival number

- Ongoing: Business development

27 February 2015 Detailed Backgrounder Presentation

Marc Voigt (CEO) and Stuart Roberts (Global Head of IR)

www.primabiomed.com.au

PRIMA BIOMED

Cash position

- Year to Dec. 2014: Burn rate ~ US$1.0m (~A$1.1m) per month . 31 Dec. 2014: US$4.9m (A$5.7m) cash on hand

- 17 Dec. 2014: Immutep transaction settled - US$10.8m

(A$13.2m) upfront, US$2.7m (A$3.3m) retentions

- Jan. 2015: US$0.64m ($A0.78m) Australian R&D tax incentive refund

- A$2.2m grant support in year to Dec. 2014. As well as Australian R&D tax credits, PRR has potential for 30% R&D tax credits in France. In Germany PRR has received grants from Saxony Development Bank.

27 February 2015 Detailed Backgrounder Presentation Marc Voigt (CEO) and Stuart Roberts (Global Head of IR) www.primabiomed.com.au

PRIMA BIOMED

Nasdaq: PBMD, ASX:PRR

Prima BioMed (Nasdaq: PBMD, ASX: PRR)

- Current market cap: A$52.8m (26 Feb. 2015 close on ASX)

- Current share price: 3.8 cents (AUD)

- 12 month range: 3.0-5.9 cents (AUD)

- Shares on issue (ASX: PRR): 1.39 billion

- Listed options on issue (ASX: PRRO), 77.4 million (16.5% of current issued capital), exercisable at 20 cent by 19/6/2017

- Unlisted options: 229.2 million (16.5% of current issued capital), average exercise price 5.65 cents (AUD), average expiry date 22/9/2018

- Turnover: ASX, 3.25 million shares per day; Nasdaq 63,000 ADRs per day (last 12 months average)

- ISIN: US745154B2034

- Share ratio for ADRs traded on Nasdaq: 1:30 (Depositary is BNY Mellon)

- ADRs outstanding as at Dec 2014: 2.66 million (5.7% of capital)

- Shares available for trade on Nasdaq: 46.3 million

- Registered shareholders as at Aug 2014 - ~12,500

- Substantial shareholders (ie >5%): None.

27 February 2015 Detailed Backgrounder Presentation

Marc Voigt (CEO) and Stuart Roberts (Global Head of IR)

www.primabiomed.com.au

PRIMA BIOMED

Nasdaq: PBMD, ASX:PRR

PRIMA BIOMED

Thank you

Stuart Roberts, Global Head of IR

stuart.roberts@primabiomed.com.au

+61 (0) 447 247 909

Merci

Professor Frédéric Triebel, CSO

frederic.triebel@primabiomed.com.au

Danke

Marc Voigt, CEO

marc.voigt@primabiomed.com.au

27 February 2015

Detailed Backgrounder Presentation

Nasdaq: PBMD, ASX:PRR